SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No.3)*
                       BAYCORP HOLDINGS, LTD.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)

                           072728108
                         (CUSIP Number)

                         Alan M. Stark
                         80 Main Street
                 West Orange, New Jersey 07052
                        (973)325-8660
 (Name Address, and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                      October 26, 2000
    (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule 13D is filed:

 [ ] Rule 13d-1(b)
 [x] Rule 13d-1(c)
 [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          SCHEDULE 13D


 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            LEON G. COOPERMAN
 ____________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _____________________________________________________________
      4)   Source of Funds:
                WC
 ______________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 ______________________________________________________________
                                    (7)  Sole voting Power
 Number of           2,156,220
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by              602,580
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                2,156,220
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                       602,580
 ____________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   2,758,800
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                32.4%

                14)  Type of Reporting Person
                IN
                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA CAPITAL PARTNERS, L.P.
            13-3628306
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
                   WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of           1,030,860
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by                 -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                1,030,860
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                         -0-
 ___________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   1,030,860
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     12.1%
 _______________________________________________________________
                14)  Type of Reporting Person
                PN


                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA INSTITUTIONAL PARTNERS, L.P.
            13-3633614
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
                     WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of              47,920
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by                 -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                   47,920
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                          -0-
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   47,920
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     0.6%
 _______________________________________________________________
                14)  Type of Reporting Person
                PN


                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA EQUITY INVESTORS, L.P.
            13-4136935
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
           WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of             116,200
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by               -0-
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                  116,200
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                        -0-
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:     116,200
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     1.4%
 _______________________________________________________________
                14)  Type of Reporting Person
                PN


                          SCHEDULE 13D

 CUSIP No.   072728108
 _______________________________________________________________
                1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

            OMEGA ADVISORS, INC.
            13-3628307
 _______________________________________________________________
                2)   Check the Appropriate Box if a Member of a Group
           (See Instructions)
                                                       (a) [X]
                                                       (b) [ ]
 _______________________________________________________________
      3)   SEC Use Only
 _______________________________________________________________
      4)   Source of Funds:
           WC
 _______________________________________________________________
                5)   Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e):
           NOT APPLICABLE
 _______________________________________________________________
                6)   Citizenship or place of Organization:
           UNITED STATES
 _______________________________________________________________
                                    (7)  Sole voting Power
 Number of           961,240
 Shares Bene-   ------------------------------------------------
                     ficially       (8)  Shared Voting Power
                     owned by             602,580
 Each Report-   ------------------------------------------------
                     ing Person     (9)  Sole Dispositive Power
 With                961,240
                ------------------------------------------------
                                    (10) Shared Dispositive Power
                      602,580
 _______________________________________________________________
                11)  Aggregate Amount Beneficially Owned by Each
           Reporting Person:   1,563,820
 _______________________________________________________________
                12)  Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares*
                     N/A
 _______________________________________________________________
                13)  Percent of Class Represented by Amount in Box (11):
                     18.4%
 _______________________________________________________________
                14)  Type of Reporting Person
                IA


                            PREAMBLE

      This Schedule 13D Amendment is being filed to amend Items 2, 3, and 5 to reflect the addition of Omega Equity Investors, L.P., and to reflect its purchases since October 26, 2000.
 Item 2.  Identity and Background.
           Omega Associates, L.L.C. is also the general partner of Omega Equity Investors, L.P., a limited partnership organized under the laws of Delaware. Omega Equity Investors, L.P. is a private investment partnership engaged in the purchase and sale of securities for investment for its own accounts. Its business address is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.
 Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,758,800 Shares. Of this amount, 1,030,860 Shares were purchased by Omega Capital Partners, L.P., at a cost of $7,504,940; 47,920 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $348,872; 961,240 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $7,871,345; 116,200 Shares were purchased by Omega Equity Investors, L.P., at a cost of $980,840; and 602,580 Shares were purchased by the Managed Account, at a cost of $4,069,894. The source of funds for the purchase of all such Shares was investment capital.

 Item 5.   Interest in Securities of the Issuer.
           Based upon the information contained in the Company's Form 10Q for the quarter ended June 30, 2001 filed with the Securities & Exchange Commission, there were issued and outstanding 8,519,316 Shares as of August 7, 2001. Omega Capital Partners, L.P., owns 1,030,860 Shares, or 12.1% of those outstanding; Omega Institutional Partners, L.P., owns 47,920 Shares, or 0.6% of those outstanding; Omega Equity Investors, L.P. owns 116,200 Shares, or 1.4%; Omega Overseas Partners, Ltd., owns 961,240 Shares, or 11.3% of those outstanding; and the Managed Account owns 602,580 Shares, or 7.1% of those outstanding.
           The following table details the transactions by Omega Equity Investors, L.P. in shares of Common Stock within the 60 day period prior to October 26, 2000 and to date. All such transactions were open market purchase transactions.
 Date of             Shares         Price Per
 Transaction         Purchased        Share
 10/26/00             1,300         $9.50
 10/27/00             2,000          9.50
 10/31/00            15,000          9.25
 11/09/00            10,000          9.13
 11/10/00             5,000          8.75
 11/13/00             5,000          8.75
 11/14/00            10,000          8.63
 11/16/00             1,500          8.25
 11/17/00             3,000          8.25
 11/22/00             3,000          8.25
 11/24/00             5,000          8.00
 11/27/00             2,800          7.88
 11/29/00               200          7.63
 11/30/00            10,000          7.69
 12/05/00            13,900          7.25
 12/15/00             1,300          5.88
 12/18/00             5,000          6.00
 07/13/01            10,000          9.00
 07/16/01             1,500          9.00
 07/17/01             1,000          9.03
 08/23/01             4,500          9.30
 09/19/01             5,200          8.50




                          Signature
           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

 Dated: October 3, 2001

 /s/ Alan M. Stark
 ALAN M. STARK on behalf of LEON G.
 COOPERMAN, pursuant to Power of
 Attorney on file.

 /s/ Alan M. Stark
 ALAN M. STARK on behalf of LEON G.
 COOPERMAN, as Managing Member of
 Omega Associates, L.L.C. on behalf
 of Omega Capital Partners, L.P.,
 Omega Equity Investors, L.P. and
 Omega Institutional Partners, L.P.
 pursuant to Power of Attorney on file.

 /s/ Alan M. Stark
 ALAN M. STARK on behalf of LEON G.
 COOPERMAN, as President of Omega
 Advisors, Inc., pursuant to Power
 of Attorney on file.

 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
 CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).